Major Operating Subsidiaries of Elbit Systems Ltd.



Elbit Systems Ltd.
100% Elbit Systems of America, LLC (U.S.)
100% Elbit Systems Electro-Optics Elop Ltd. (Israel)
100% Elbit Systems C4I and Cyber Ltd. (Israel)
100% Elbit Systems EW and SIGINT – Elisra Ltd. (Israel)
100% Elbit Land Systems Ltd. (Israel)